

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2024

Gabrielle Schuster
Chief Financial Officer
Earth Science Tech, Inc.
8950 SW 74th CT
Suite 101
Miami , FL 33156

> **Re: Earth Science Tech, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2023**
> **Filed June 20, 2023**
> **File No. 000-55000**

Dear Gabrielle Schuster:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences